April 25, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Synopsys, Inc.

Form 10-K for the Year Ended October 31, 2006

Form 10-Q for the Quarterly Period Ended January 31, 2007

Form 8-K filed February 21, 2007

File No. 000-23043

Dear Mr. Krikorian:

This letter is in response to the Staff’s letter dated April 11, 2007 with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended October 31, 2006

1.              We are continuing to assess your response to the comment issued by the Division of Corporation Finance in the letter dated February 5, 2007. Please note that we will take into consideration your responses to the below comments as part of our assessment. We may have further comments.

Synopsys, Inc., (the “Company”) acknowledges the Staff’s comment.

Selected Unaudited Quarterly Financial Data, page 92

2.              We note from your disclosure on page 34 that the adjustments recorded during the fourth quarters of fiscal 2006 and 2005 of $1.6 million and $3.6 million, respectively, relate to an error in your option grant documentation process. Further explain the nature of these adjustments. Describe the error in your option grant documentation process, tell how the error was discovered, and explain why the error reoccurred in 2006. Tell us what consideration was given to restating your previously issued interim financial statements and provide us with your SAB 99 analysis for each period. Also, explain how you considered that compensation was not properly recognized throughout the fiscal years in your evaluations of disclosure controls and procedures and internal control over financial reporting.

Background of Stock Option Error and Expense Relating to Prior Option Grant Process

As described in detail in our letter to the Staff dated March 1, 2007 (“March 1st Response”), following an investigation into its past stock option accounting practices in December 2005, the Company concluded that it had used incorrect measurement dates for 32.3 million options granted to rank and file employees from 1999 to 2005 (the “December 2005 Investigation”).  These measurement date errors resulted in understating deferred compensation which should have been amortized to expense over the options’ four-year vesting term.  The effect of these errors on fiscal 2005 and 2006 was $3.6 million and $1.6 million, respectively.

Nature of the Fiscal 2005 Adjustment

The Company completed the December 2005 Investigation before issuance of the Company’s 2005 Form 10-K.  In order to properly state the fiscal 2005 year-to-date expense, the Company recorded the entire $3.6 million in compensation expense related to fiscal 2005 in the fourth quarter.  Of the $3.6 million booked in the fourth quarter of 2005, $0.5 million related to the fourth quarter and $3.1 million should have been recorded in the three prior quarters.  Of the total $3.6 million recorded in fiscal 2005, approximately $3.2 million resulted from the amortization of the expense associated with discounted options granted in years prior to fiscal 2005 and the remaining $0.4 million resulted from discounted options granted in 2005.

Nature of the Fiscal 2006 Adjustment

On November 1, 2006, the Company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”) and began recognizing expense equal to the fair value of the options granted over the vesting period.   The Company inadvertently did not adjust the fair value of options granted prior to the adoption of SFAS 123R, which had been used for the SFAS 123 pro forma disclosures, to take into consideration the stock option errors identified during the December 2005 Investigation.  The error was discovered in the fourth quarter of fiscal 2006.  The additional expense of $1.6 million recorded in fiscal 2006 represents the 2006 amortization difference between the Black-Scholes value of the option as originally calculated and the Black-Scholes value of the options using the fair value of the stock on the revised measurement date.  In order to properly state the fiscal 2006 year-to-date expense, the Company recorded the entire $1.6 million in compensation expense related to fiscal 2006 in the fourth quarter, of which $400,000 related to the fourth quarter and $1.2 million should have been recorded in the three prior quarters.  For clarification, the entire $1.6 million charge recorded in the fourth quarter of fiscal 2006 resulted from the amortization of the expense associated with the already-identified discounted options granted in prior fiscal years.

Consideration of Restatement of Previously Issued Interim Financial Statements

The Company has set forth below its materiality assessment for each quarterly period in fiscal 2005 and 2006.  The Company determined that the errors were immaterial to all interim periods in fiscal 2005 and 2006.  The analysis below considers the stock-based compensation errors discussed above together with all other uncorrected errors affecting interim periods in fiscal 2005 and 2006.  These other uncorrected errors include the following items previously described in the March 1st Response:

•                  In the first quarter of fiscal 2005, the Company discovered it had not been strictly following the requirements of FASB Statement No. 133 — Accounting for Derivative Instruments and Hedging Activities.  Correcting this error resulted in an out-of-period hedging gain in fiscal 2005.  The error was disclosed in the Company’s Q1 2005 Form 10-Q and fiscal 2005 Form 10-K (as required by paragraph 29 of APB 28). The hedge error was the subject of an SEC Staff comment letter received during fiscal 2005.  The effect of this error was an understatement of net loss of $1.8 million in the first quarter of fiscal 2005.

•                  In fiscal 2005, the Company identified a material weakness in internal control related to taxes. Specifically, the Company’s processes and procedures did not include adequate management oversight and review of the Company’s income tax accounting practices.  The Company remediated its internal control in fiscal 2006 and hired a new Vice President, Tax.  The new Vice President, Tax performed a comprehensive review of all tax accounts in the fourth quarter of fiscal 2006 and identified four income tax errors which affected the income tax provision in fiscal years 2001 through 2006.  The errors resulted in an understatement of net loss of $1.7 million in fiscal 2005, of which $387,000, $387,000, $387,000 and $565,000, related to the first, second, third and fourth quarters, respectively.  In 2006, the errors resulted in an understatement of net income of $90,000 of which $(494,000), $143,000, and $441,000 related to the first, second, and third quarters, respectively.

In addition to the above, the Company had identified the following uncorrected intra-quarter errors not previously discussed in the March 1st Response. As these intra-quarter errors were corrected in the periods in which they were identified, there was no impact on the Company’s annual financial statements relating to these errors in 2005 or 2006:

•                  In fiscal 2006, as a result of the complexity of implementing FAS 123(R), the Company identified immaterial errors related to capitalized software development expenses and amortization expenses of its employee stock purchase plan.  There is no net effect on fiscal 2006 net income, but the quarterly impact is an overstatement / (understatement) of $93,000, $511,000 and $(604,000) in the first, second and third quarters of fiscal 2006, respectively.

•                  In fiscal 2005 and 2006, the Company identified inadvertent immaterial errors in accruals and expenses that overstated / (understated) quarterly net income of $25,000, $25,000, $28,000 and, $326,000 in the first through fourth quarters of fiscal 2005, respectively, and $449,000 and $(401,000) in fiscal 2006’s first and fourth quarter, respectively.  These inadvertent errors were identified and corrected within the same fiscal year.

Quantitative Impact of Errors on Quarterly Results

The quantitative impact of these errors during each quarterly period of fiscal 2005 and 2006 is shown below.

Effect of All Errors on Operating Expenses

(in thousands)

Fiscal 2005	Operating Exp	All	Operating Exp	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$195,682	$1,272	$196,954	(0.65)%
April 30	$194,944	$1,186	$196,130	(0.61)%
July 31	$198,396	$802	$199,198	(0.40)%
October 31	$201,506	$(2,546)	$198,960	1.26%
	$790,528	$714	$791,242	0.09%

Fiscal 2006
Quarter Ended
January 31 (1)	$205,246	$1,025	$206,271	(0.50)%
April 30 (1)	$213,607	$(405)	$213,202	0.19%
July 31	$208,610	$1,378	$209,988	(0.66)%
October 31	$215,138	$(1,928)	$213,210	0.90%
	$842,601	$70	$842,671	0.01%

(1)             Quarters ended January 31 and April 30, 2006 “Operating Expenses As Reported” amounts have been revised from amounts reflected in Forms 10-Q filed for such periods on March 9, 2006 and June 8, 2006, respectively, to show the effect of deferred compensation plan liability revisions.  See the more detailed discussion below in response to the Staff’s question number 3 regarding these revisions.

Effect of All Errors on Pre-Tax Earnings

(in thousands)

Fiscal 2005	Pre-Tax Earnings	All	Pre-Tax Earnings	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$(19,154)	$(4,222)	$(23,376)	(22.04)%
April 30	$(19,006)	$(1,186)	$(20,192)	(6.24)%
July 31	$29,584	$(802)	$28,782	(2.71)%
October 31	$787	$2,546	$3,333	323.51%
	$(7,789)	$(3,664)	$(11,453)	(47.04)%

Fiscal 2006
Quarter Ended
January 31	$3,026	$(1,025)	$2,001	(33.87)%
April 30	$9,143	$405	$9,548	4.43%
July 31	$15,574	$(1,378)	$14,196	(8.85)%
October 31	$15,976	$1,929	$17,905	12.07%
	$43,719	$(69)	$43,650	(0.16)%

Effect of All Errors on Net Income

(in thousands)

Fiscal 2005	Net Income/(Loss)	All	Net Income/(Loss)%
Quarter Ended	As Reported	Errors	As Adjusted	Change
January 31	$(14,325)	$(2,967)	$(17,292)	(20.71)%
April 30	$(4,972)	$(1,111)	$(6,083)	(22.35)%
July 31	$17,294	$(877)	$16,417	(5.07)%
October 31	$(13,475)	$991	$(12,484)	7.35%
	$(15,478)	$(3,964)	$(19,442)	(25.61)%

Fiscal 2006
Quarter Ended
January 31	$1,697	$(1,121)	$576	66.06%
April 30	$5,375	$391	$5,766	7.27%
July 31	$7,550	$(401)	$7,149	(5.31)%
October 31	$10,120	$1,173	$11,293	11.59%
	$24,742	$42	$24,784	0.17%

Effect of All Errors on Diluted Earnings Per Share

(in thousands)

Fiscal 2005	Diluted EPS	All	Diluted EPS	%
Quarter Ended	As Reported	Errors	As Adjusted	Change
January 31	$(0.10)	$(0.02)	$(0.12)	(20.30)%
April 30	$(0.03)	$(0.01)	$(0.04)	(25.67)%
July 31	$0.12	$(0.01)	$0.11	(5.08)%
October 31	$(0.09)	$0.01	$(0.08)	7.56%
	$(0.11)	$(0.03)	$(0.14)	(28.55)%

Fiscal 2006
Quarter Ended
January 31	$0.01	$(0.01)	$0.00	(78.00)%
April 30	$0.04	$0.00	$0.04	7.00%
July 31	$0.05	$(0.00)	$0.05	(5.40)%
October 31	$0.07	$0.01	$0.08	11.71%
	$0.17	$0.00	$0.17	0.18%

Additional Factors to Consider in Assessing Quarterly Quantitative Materiality

As described in detail in the March 1st Response, the Company’s operating results were significantly and negatively impacted by a business model change implemented in the fourth quarter of fiscal 2004. The Company believes that understanding the business and the change in the business model is critical to understanding why the errors in these years are not material.  Prior to 2004, approximately 25% of the Company’s quarterly license revenue was from perpetual licenses, for which revenue generally is recognized in total upon delivery, and 75% was from time-based licenses, for which revenue is recognized ratably over the duration of the license term.  In the third quarter of fiscal 2004, the Company determined that demand for the perpetual license form was falling, principally due to customer demands for installment payment terms that would enable them to conserve cash.  As a result, the Company increased its time-based license revenue target to greater than 90% of the quarterly license revenue.

As more fully described in the March 1st Response, while revenue and earnings were impacted by the business model change, the business itself did not change.  Deferred revenue and backlog grew and operating cash flows remained strong.  The overall size or performance of the Company did not change significantly during this period. During the breakeven year of fiscal 2005 and through the Company’s gradual return to profitability in 2006, the Company experienced lower than normal revenues, which directly translated into reduced pre-tax earnings, net income and earnings per share. Under these circumstances, even modest errors can appear material on a percentage basis, particularly in quarterly periods.  An amount which would not be deemed material prior to the business model change should not be deemed material simply because of the business model change, when the size and performance of the business itself did not change. See also the discussion below regarding the Company’s assessment of analysts’ expectations.

Conclusion on Quantitative Materiality

The Company concluded that the errors were not quantitatively material based on the following:

•                    In 2006, the effect of all errors on net income was $(1.1) million, $0.4 million, $(0.4) million, and $1.2 million in Q1 through Q4, respectively.  These amounts are quantitatively immaterial to a Company with typical quarterly operating expenses of approximately $200 million (less than 1% error rate).  The errors as a percentage of quarterly net income appear to be quantitatively large in the effected quarters only because the Company was in a near breakeven position for most of the year given the roll-out of the new business model.  Management does not believe that a reasonable investor would be influenced by errors of this magnitude given this announced change in business model.

•                    In 2005, the effect of all errors on net loss was $(3.0) million, $(1.1) million, $(0.9) million, and $1.0 million in Q1 through Q4, respectively.  Again, the errors as a percentage of net income (loss) appear to be quantitatively large in the quarters only because the Company was in a near breakeven position for most of the year given the roll-out of the new business model.  Management does not believe that a reasonable investor would be influenced by errors of this magnitude given this announced change in business model.

•                    The cumulative error in the first quarter of fiscal 2005 of $3.0 million was driven primarily by the correction of the 2004 derivative error discussed above.  Management concluded that the derivative error was not material.  The Company further believes that APB 28, paragraph 29, permits a correction in an interim period of an error originating in a prior year even if the correction would be material to that interim period, so long as the amount is not material for the full fiscal year and the amount of the correction is disclosed.  As the Company stated in its March 1st Response, none of the errors were material on an annual basis.  The Company disclosed the correction of the 2004 derivative error in the Company’s Form 10-Q for the first quarter of fiscal 2005 as it resulted in an increase to other income.  This disclosure was ultimately the subject of an SEC comment letter received during fiscal 2005.  The SEC staff did not object to the Company’s position that the error was immaterial despite the near breakeven results.  Excluding the hedging error, the remaining errors in all other quarters of fiscal 2005 and 2006 ranged from only $0.4 million to $1.2 million in the aggregate.

Qualitative Analysis

As required by SAB 99, the Company further considered whether the errors which were considered quantitatively immaterial were qualitatively material to any of the quarterly periods in fiscal 2005 and 2006.  SAB 99 provides that the following qualitative factors should be considered when assessing materiality:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Once the measurement date is determined, the stock-based compensation expense can be calculated with precision.   All other errors can be measured with precision.

•                  Whether the misstatement masks a change in earnings or other trends

The effect on operating expense trends was not significant in aggregate or to any one expense line item. The stock option errors would be allocated by headcount to cost of sales and each of the three operating expense line items.  As such, the stock option errors have a minimal impact to any line item trends.

As noted above, the Company’s change in business model in the fourth quarter of 2004 resulted in lower pre-tax earnings which started to improve only in the second half of fiscal 2006 as a result of the almost fully ratable license model having a much stronger effect on pre-tax earnings.  Since the Company’s operating expenses are fixed, the decrease in revenue because of the business model change had an almost dollar-for-dollar impact on pre-tax earnings.  The Company does not believe that a reasonable investor’s decision would be affected by these non-cash expense items as investors focused primarily on revenue, deferred revenue and backlog, as well as cash flows from operations during the model transition.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Below is a table that shows the consensus estimates for the Company’s diluted earnings per share for each of the quarterly periods during fiscal 2005 and 2006, diluted earnings per share as reported for such periods and the effect of the stock-based compensation errors and other errors discussed above on reported diluted earnings per share. All estimates are given using non-GAAP diluted earnings per share as that is the measure used in analyst estimates and in the Company’s internal forecasts. (2)

(2)             The Company provides non-GAAP financial information in addition to GAAP financial information in its earnings releases. Non-GAAP earnings consist of GAAP earnings excluding employee stock-based compensation expense calculated in accordance with FAS 123R, amortization of intangible assets, in-process research and development charges, integration and other acquisition-related expenses, facilities and workforce realignment charges, and other significant items which, in the opinion of management, are infrequent or non-recurring.  Consensus estimates data is from First Call or, where not available, analysts’ reports and are as of the beginning of each quarter.

Fiscal Quarter	Consensus non- GAAP Diluted Earnings Per Share estimates	Non-GAAP Diluted Earnings Per Share, As Reported	Effect of Errors on non-GAAP Earnings Per Share	Non-GAAP Diluted Earnings Per Share, As Adjusted
Q105	$0.06	$0.10	$(0.02)	$0.08
Q205	$0.08	$0.09	$(0.01)	$0.08
Q305	$0.09	$0.11	$(0.01)	$0.10
Q405	$0.10	$0.11	$0.01	$0.12
Q106	$0.15	$0.18	$(0.01)	$0.17
Q206	$0.15	$0.17	$0.00	$0.17
Q306	$0.19	$0.21	$0.00	$0.21
Q406	$0.19	$0.21	$0.01	$0.22

•                  Whether the misstatement changes a loss into income or vice versa

No, the errors did not result in a change from income to loss or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

No, the Company has only one segment.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements

No, the errors did not affect compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

No, the errors did not affect compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Executive officers did not participate in the prior option grant process discussed in the March 1st Response.

The Company pays variable compensation based on the achievement of specified annual plan objectives.  In each year the plan objectives are:

•                  Accepted orders — Expense errors had no impact

•                  Revenue — Expense errors had no impact

•                  Expenses — The impact to payouts under the Company’s bonus plans were insignificant.  Since the bonus payouts are based in part on the difference between pre-established targets and actual non-GAAP expenses, the stock-based compensation expense is excluded from non-GAAP expenses for purposes of calculating the bonus payouts.  The hedging error affected Other Income, net and thus did not impact the bonus payouts.  The other errors were primarily intra quarter thus had an insignificant impact on annual expenses.

•                  Whether the misstatement involves concealment of an unlawful transaction

No, the errors did not conceal an unlawful transaction.

Materiality Conclusion

Based upon the above analysis, the Company concluded that the errors were not qualitatively material to any of the fiscal 2005 and 2006 quarters.  Both the hedging error and the stock-based compensation errors in 2005 and 2006 were disclosed when discovered with little reaction from investors or analysts. As noted earlier, the Company does not believe that a reasonable investor would be influenced by these errors which, excluding the hedging error in the first quarter of fiscal 2005, ranged from $0.4 million to $1.2 million in each of the quarters in fiscal 2005 and 2006.  These errors result in no significant fluctuations in earnings and are not material to a Company with approximately $1 billion in revenue.

Consideration of the Impact of Stock Option Errors on Internal Control Over Financial Reporting and Disclosure Controls and Procedures

The Company considered the stock option errors in its evaluation of internal control over financial reporting and disclosure controls and procedures.  Specifically, the Company evaluated (1) the impact of the original option error discovered as a result of the December 2005 Investigation on internal control for fiscal 2005 and (2) the impact of the failure to record the subsequent 2006 compensation expenses relating to the error evenly in the quarterly periods of fiscal 2006 rather than in the fourth quarter alone.

In 2005, the Company evaluated the original stock option error to determine whether the error arose from a deficiency in internal control over financial reporting.  The Company concluded that the errors resulted from a lack of adequate Finance department involvement in the stock option grant process and inadequate training in the Human Resources department as to the Generally Accepted Accounting Principles (GAAP) regarding stock option grants.

Management concluded that this control failure was a significant deficiency because there was more than a remote likelihood that the deficiency could result in the failure to prevent or detect a misstatement of the Company’s financial statements that is more than inconsequential.  However, the Company determined that the control deficiency did not rise to the level of material weakness because there was not more than a remote likelihood that any such misstatement would be material.  The significant deficiency was communicated to the Audit Committee in January 2006, prior to the filing of the 2005 Form 10-K, and remediated in the first quarter of 2006.

As discussed in the March 1st Response Letter, the Company determined that the actual amount of the error on an annual basis was not quantitatively or qualitatively material in any of the fiscal years considered.

In addition, the Company concluded that any potential error could not have resulted in a material misstatement for a number of reasons:

•                  The prior option grant process was not used for executive officers.  For rank and file employees, option grants are limited by Human Resources grading policies. These policies bounded the number of options that could be granted under the prior process.

•                  The amount of the discount (the difference between the exercise price and the fair value of the stock on the revised measurement date) and therefore the charge relating to the error was limited by the Company’s grant practice as well as by the Company’s stock price volatility.  As further described in the March 1st Response, the Company’s consistent option granting process was to select the lowest closing price of the Company’s stock price during one week of each calendar month as the exercise price of the applicable options, rather than the fair market value of the stock on the Friday of that same week (or in rare cases, the following Monday), when the options were actually granted.  Accordingly, the magnitude of the price discount was limited to the change in stock price over a period of one week or less.

•                  The number of options granted declined after 2001.  As a result of external pressures to reduce dilution and the impending adoption of SFAS 123R, the Company reduced the number of options granted from a high of 11.9 million in 2001 to 4.5 million, 5.1 million and 4.5 million in 2003, 2004, and 2005  (excluding options issued in an option exchange completed in June 2005), respectively.  As such, any error generated in 2005 would likely be lower than errors generated in earlier years.

•                  While the total discount on options granted in 2001 was $13.1 million, the total discount on options granted in 2003, 2004, and 2005, using the Company’s previous grant process was $3.2 million, $2.6 million, and $2.1 million, respectively.  These run rates represented a typical run rate as of 2005.  These amounts were not considered material to the financial statements and volatility would have had to increase substantially to create a material error.

In light of these factors, the Company believes there was not more than a remote likelihood that the option error could have led to a material misstatement of the Company’s financial statements. In addition, because of the limitations imposed by the prior option grant process, and because the prior option grant process was applied consistently, the Company believes that the potential magnitude of the error was equal to the actual magnitude of the error, which the Company determined was immaterial.  Consequently, the related control deficiency was determined to be a significant deficiency but not a material weakness.

In 2006, additional expense resulting from the failure to record the incremental Black-Scholes value of the price discount of the options granted in prior fiscal years was a fixed amount required to be amortized throughout each year. No action or inaction could have increased the fixed amount of the error and the error could not have been in excess of the amount actually recorded in Q4 of 2006. The failure was identified in the fourth quarter and the related controls were remediated and thus the amortization was corrected. As such, the control deficiency did not exist at year end. For these reasons, management believes that there was not more than a remote possibility that the errors could result in a material misstatement of the Company’s financial statements.

Form 10-Q for the Quarterly Period Ended January 31, 2007

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page 4

3.                                      We note that certain items have been reclassified in the prior year financial statements for compensation charges related to your deferred compensation plans. Further explain the nature of these reclassifications and tell us whether any other prior interim periods are impacted by this reclassification. Tell us what consideration was given to labeling the revised columns of your financial statements as “restated” with explanatory footnote disclosure. Provide us with your SAB 99 analysis. In this regard, we note that the adjustments decreased operating income (loss) from $1,231,000 as previously reported to ($346,000).

The Company maintains a deferred compensation plan (the “Plan”), which permits certain employees to defer a portion of their annual cash base compensation and annual cash variable compensation.  The assets of the Plan are held in a rabbi trust.  However, the funds deferred by participants remain assets of the Company and are subject to Company creditor claims. The Plan permits participants to designate investments of deferred compensation into pre-selected mutual funds.  Participants can change these investments on a daily basis.  The Company is required to follow the accounting guidance in EITF 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested” (“EITF 97-14”).  EITF 97-14 states that under “Plan D” (as described in the pronouncement), Plan assets held by the rabbi trust should be accounted for in accordance with generally accepted accounting principles for the particular asset.  The Company has mutual funds in the rabbi trust and classifies these securities as trading securities as defined in SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  The Company recorded the unrealized and realized gains and losses associated with these SFAS 115 securities in Other Income, net on the statement of operations.

The Company also recorded the change in the fair value of the amount owed to the employees as a charge (or credit) in Other Income, net, which off-set the gain or losses on the SFAS 115 securities.  During the third quarter of fiscal 2006, the Company determined that it should classify changes in the deferred compensation liability into the functional statement of operations line items (i.e., cost of sales, research and development, sales and marketing, and general and administrative) to which the change relates to better conform with EITF 97-14 which states:

“The deferred compensation obligation should be classified as a liability and adjusted, with a corresponding charge (or credit) to compensation cost, to reflect changes in the fair value of the amount owed to the employee.”

The Company concluded that recording of the market value changes in the deferred compensation liability in Other Income, net was an error.  As a result, beginning in the third quarter of fiscal 2006, the Company recorded changes in the deferred compensation liability in the operating expense categories while recording an equal and opposite amount of unrealized gain or loss in Other Income, net.  At the same time, the Company revised prior periods to conform with the new presentation.  This change had no effect on net income, the balance sheet or cash flows.

The quantitative effect of the errors on fiscal 2005 and the first two quarters of fiscal 2006 cost of revenue, operating expense, operating income/(loss), other income/(loss) and net income/(loss) for each of the four quarters of fiscal years 2005 and the first two quarters of fiscal 2006 is shown below.

Effect of Deferred Compensation Errors on Cost of Revenue

(in thousands)

Fiscal 2005	Cost of Rev	Def Comp	Cost of Rev	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$69,975	$149	$70,124	(0.21)%
April 30	$69,723	$(31)	$69,692	0.04%
July 31	$59,365	$43	$59,408	(0.07)%
October 31	$55,324	$88	$55,412	(0.16)%
	$254,387	$249	$254,636	(0.10)%

Fiscal 2006
Quarter Ended
January 31	$55,221	$68	$55,289	(0.12)%
April 30	$55,855	$126	$55,981	(0.23)%
	$111,076	$194	$111,270	(0.17)%

Effect of Deferred Compensation Errors on Operating Expense

(in thousands)

Fiscal 2005	Operating Exp	Def Comp	Operating Exp	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$195,682	$3,316	$198,998	1.69%
April 30	$194,944	$(679)	$194,265	(0.35)%
July 31	$198,396	$962	$199,358	0.48%
October 31	$201,506	$1,962	$203,468	0.97%
	$790,528	$5,561	$796,089	0.70%

Fiscal 2006
Quarter Ended
January 31	$203,737	$1,509	$205,246	0.74%
April 30	$210,813	$2,794	$213,607	1.33%
	$414,550	$4,303	$418,853	1.04%

Effect of Deferred Compensation Errors on Operating Income/(Loss)

(in thousands)

Fiscal 2005	Operating Inc	Def Comp	Operating Inc	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$(24,353)	$(3,465)	$(27,818)	(14.23)%
April 30	$(20,328)	$710	$(19,618)	3.49%
July 31	$(6,311)	$(1,005)	$(7,316)	(15.92)%
October 31	$(1,992)	$(2,050)	$(4,042)	(102.91)%
	$(52,984)	$(5,810)	$(58,794)	(10.97)%

Fiscal 2006
Quarter Ended
January 31	$1,231	$(1,577)	$(346)	(128.11)%
April 30	$8,111	$(2,920)	$5,191	(36.00)%
	$9,342	$(4,497)	$4,845	(48.14)%

Effect of Deferred Compensation Errors on Other Income, net

(in thousands)

Fiscal 2005	Other Inc, net	Def Comp	Other Inc, net	%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$5,199	$3,465	$8,664	(66.65)%
April 30	$1,322	$(710)	$612	53.71%
July 31	$35,895	$1,005	$36,900	(2.80)%
October 31	$2,779	$2,050	$4,829	(73.77)%
	$45,195	$5,810	$51,005	(12.86)%

Fiscal 2006
Quarter Ended
January 31	$1,795	$1,577	$3,372	(87.86)%
April 30	$1,032	$2,920	$3,952	(282.95)%
	$2,827	$4,497	$7,324	(159.07)%

Effect of Deferred Compensation Errors on Net Income/(Loss)

(in thousands)

Fiscal 2005	Net Inc/(Loss)	Def Comp	Net Inc/(Loss)%
Quarter Ended	As Reported	Error	As Adjusted	Change
January 31	$(14,325)	$0	$(14,325)	0.00%
April 30	$(4,972)	$0	$(4,972)	0.00%
July 31	$17,294	$0	$17,294	0.00%
October 31	$(13,475)	$0	$(13,475)	0.00%
	$(15,478)	$0	$(15,478)	0.00%

Fiscal 2006
Quarter Ended
January 31	$1,697	$0	$1,697	0.00%
April 30	$5,375	$0	$5,375	0.00%
	$7,072	$0	$7,072	0.00%

Assessment of Quantitative and Qualitative Materiality

The Company concluded that the errors were not quantitatively or qualitatively material to any period based on the following:

•                  Pre-tax earnings, net income, and diluted earnings per share did not change.

•                  The errors were less than 1.7% of operating expenses in all quarterly periods and less than 1% of annual expenses in 2005 and 2006.

•                  The quantitative impact of the error on operating income (loss) exceeded 5% in certain quarters and for the years.  However, as discussed above, during fiscal 2005 and the first two quarters of fiscal 2006 operating income and net income (loss) were near breakeven as a result of the business model change.  As such, the quantitative percentages are not good indicators of materiality.  For a Company with operating expenses approaching $1 billion per year, the errors are not material.

•                  The Company believes that analysts and investors focused on revenue, cash flows from operations, deferred revenue and backlog during the transition to the new business model.

•                  The Company also considered the nine qualitative factors identified in SAB 99.  For example, the errors did not result from an unlawful transaction or affect loan covenants and because net income and earnings per share were not affected, no earnings trends were affected and the ability to meet analysts’ expectations was not impacted.  Consequently, the Company concluded that the errors were not qualitatively material either.

For these reasons, the Company determined that the impact of the revision was not quantitatively or qualitatively material.  In addition, by revising prior reported amounts and disclosing the revision in the footnotes to the financial statements, the Company believes it appropriately applied the Staff’s guidance.  As the change was not material, the Company does not believe it is necessary to label the columns “restated.”

Form 8-K filed February 21, 2007

4.                                    We believe the non-GAAP operating statement columnar format appearing in your Form 8-K filed on February 21, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” In future filings, please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

The Company acknowledges the Staff’s comments and will revise the non-GAAP presentation in future earnings releases to address your comments.

***

This letter has been reviewed by the Audit Committee of the Company’s Board of Directors and by the National Office of the Company’s independent registered public accountants, KPMG LLP.

As requested in the Staff’s letter, the Company acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Christopher K. Sadeghian, Associate General Counsel, at (650) 584-1772.

Very truly yours,

/s/ BRIAN M. BEATTIE

Brian M. Beattie
Chief Financial Officer

Cc:	Dr. Aart de Geus (CEO, Synopsys)
Brian E. Cabrera (General Counsel, Synopsys)